UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MERCHANTS CAPITAL CORPORATION
                       -----------------------------------
                                (Name of Issuer)


                     Common Stock, $5.00 Per Share Par Value
                     -----------------------------------------
                         (Title of Class of Securities)


                                    553991142
                        ------------------------------------
                                 (CUSIP Number)



                                 Cheryn L. Netz
                      Watkins Ludlam Winter & Stennis, P.A.
                             633 North State Street
                               Post Office Box 427
                             Jackson, MS 39205-0427
         -----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices Communications)


                                October 13, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 553991142



1.       Names of Reporting Persons
         I.R.S. Identification No. of Above Persons
         (Entities Only)

         James E. Blackburn, Jr.
         ------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group*   (a) [   ]
                                                             (b) [   ]
         ------------------------------------------------------------
3.       SEC Use Only
         ------------------------------------------------------------
4.       Source of Funds* (See instructions)   Not Applicable
         ------------------------------------------------------------
5.       Check if Disclosure of Legal Proceeding is Required Pursuant
         to Item 2(d) or 2(e) [   ]
         ------------------------------------------------------------
6.       Citizenship or Place of Organization

         United States
         ------------------------------------------------------------
         Number of                  7.      Sole Voting Power          35,401
         Shares                     ------------------------------------------
         Beneficially               8.      Shared Voting Power         2,992
         Owned by                   ------------------------------------------
         Each                       9.      Sole Dispositive Power     35,401
         Reporting                  ------------------------------------------
         Person With                10.     Shared Dispositive Power    2,992
         ---------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         38,393
         ------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See instructions)                    [   ]
         ------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)   5.17%
         ------------------------------------------------------------

14.      Type of Reporting Person (See instructions) IN
         ------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 553991142


         The purpose of this Schedule 13D is to report the acquisition by gift of issuer stock on October 13, 1997.


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $5.00 per share, (herein after referred to as the "Common Stock"), of Merchants Capital Corporation, Vicksburg, Mississippi (hereinafter referred to as the "Issuer"). The principal executive officers of the Issuer are as follows:

         Mr. Howell N. Gage, Chairman
         820 South Street
         Vicksburg, Mississippi 39180

         Mr. Joel H. Horton, President
         829 South Street
         Vicksburg, Mississippi 39180

         James R. Wilkerson, Jr., Secretary
         820 South Street
         Vicksburg, Mississippi 39180

Item 2.  Identity and Background.

         (a)      Name:    This statement is filed by James E. Blackburn,
                           Jr. ("Mr. Blackburn")

         (b)      Residence or business:

                  The address of Mr. Blackburn is 2011 Washington Street, Vicksburg, MS 39180.

         (c)      Present principal occupation or employment:

                  Mr. Blackburn is President of Blackburn Motor Company.

         (d) Mr. Blackburn has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Blackburn has not, during the last five years, been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Blackburn is a citizen of the United States.

                                  SCHEDULE 13D


CUSIP NO. 553991142




Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable. Shares of Issuer Common Stock were acquired by gift on October 13, 1997 for no consideration.

Item 4.  Purpose of the Transaction.

                  On October 13, 1997 Mr. Blackburn acquired Issuer Common Stock as follows: 13,671 shares from the Blackburn Marital Trust of which 12,339 of these shares are now held directly by Mr. Blackburn and 999 shares are held by Mr. Blackburn as custodian for his three children and 333 shares are held by his wife.


Item 5.  Interests in Securities of the Issuer.

         (a) Mr. Blackburn beneficially owns 38,393 shares (5.17%)of the Issuer Common Stock outstanding.

         (b) Mr. Blackburn has the sole power to vote 35,401 shares ( 4.77%) of Issuer Common Stock, shared power to vote 2,992 shares of Issuer Common Stock owned by his spouse, sole dispositive power of 35,401 shares (4.77%) of Issuer Common Stock and shared dispositive power of 2,992 shares of Issuer Common Stock owned by his spouse. Mr. Blackburn disclaims any beneficial ownership of the 2,992 shares held by his spouse.

         (c) No transactions in Issuer Common Stock were effected by Mr. Blackburn Estate during the past sixty days or since the most recent filing of
Schedule 13D except as set forth in Item 4.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Mr. Blackburn is not a party to any other contract, arrangement, understanding or relationship with respect to securities of the Issuer.

Item 7.  Material Required to Be Filed as Exhibits.

         None.

                                  SCHEDULE 13D


CUSIP NO. 553991142


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       /s/ James E. Blackburn, Jr.
                                       -----------------------------------
                                       James E. Blackburn, Jr.


Dated as of March 9, 1998